SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2012
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(
Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F          Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2012, incorporated by reference herein:
Exhibit
99.1 Release dated February 14, 2012, entitled “REPORT TO SHAREHOLDERS FOR THE
SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2011”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 14, 2012
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the second quarter
and six months ended 31 December 2011
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM
NYSE trading symbol: DRD • (“DRDGOLD” or “the company”)
Review of operations
Quarter
Quarter
% change
Quarter 6 months to 6 months to
% change 6 months to
Group
Dec 2011
Sep 2011
Dec 2010 31 Dec 2011 31 Dec 2010
30 Jun 2011
Gold production
 Continuing operations
oz
33 983
34 562
(2)
36 845
68 545
71 825
(5)
72 240
kg
1 057
1 075
(2)
1 146
2 132
2 234
(5)
2 247
Discontinued operations
oz
29 676
29 000
2
32 601
58 676
62 888
(7)
58 226
kg
923
902
2
1 014
1 825
1 956
(7)
1 811
Group
oz
63 659
63 562
–
69 446
127 221
134 713
(6)
130 466
kg
1 980
1 977
–
2 160
3 957
4 190
(6)
4 058
Gold production sold
 Continuing operations
oz
33 983
36 523
(7)
36 845
70 506
73 272
(4)
70 311
kg
1 057
1 136
(7)
1 146
2 193
2 279
(4)
2 187
Discontinued operations
oz
29 676
29 000
2
32 601
58 676
65 781
(11)
58 226
kg
923
902
2
1 014
1 825
2 046
(11)
1 811
Group
oz
63 659
65 523
(3)
69 446
129 182
139 053
(7)
128 537
kg
1 980
2 038
(3)
2 160
4 018
4 325
(7)
3 998
Cash operating costs
 Continuing operations
US$ per oz
1 010
1 141
(11)
928
1 076
949
13
1 000
ZAR per kg
263 569
260 189
1
206 866
261 864
217 895
20
219 835
Discontinued operations
US$ per oz
1 245
1 502
(17)
1 145
1 372
1 179
16
1 411
ZAR per kg
326 677
342 642
(5)
255 208
334 568
270 840
24
310 424
Group
US$ per oz
1 118
1 305
(14)
1 030
1 211
1 056
15
1 183
ZAR per kg
292 988
297 808
(2)
229 560
295 396
242 611
22
260 263
Gold price received
US$ per oz
1 679
1 734
(3)
1 358
1 707
1 288
33
1 463
ZAR per kg
437 316
395 568
11
303 495
416 141
295 766
41
321 694
Capital expenditure
US$ million
11.5
9.9
16
11.1
21.4
19.2
11
26.1
ZAR million
84.4
77.9
8
77.6
162.3
137.0
18
178.8
STOCK
Issued capital
385 383 767 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and
committed: 411 026 529
STOCK TRADED
JSE NASDAQ*
NYSE*
Average volume for the quarter
per day (’000)
% of issued stock traded (annualised)
Price • High
• Low
• Close
1 211
82
R5.95
R3.66
R4.60
1 121
76
$0.727
$0.493
$0.559
**
699
47
$0.557
$0.543
$0.543
* This data represents per share data and not ADS data – one ADS reﬂects ten ordinary shares
** Share data as at 29 December 2011 – the last date of trading on the NASDAQ
GROUP RESULTS
KEY FEATURES FOR THE QUARTER
Gold production steady
Cash operating unit costs down 2%
Net proﬁt up 99% to R165.1 million
Headline earnings up 66% to R125.3 million
Net cash inﬂow from operations up 107% to R243.9 million
Agreement concluded for the sale of Blyvoor

Dear shareholder
I am pleased to report that our operations did well to maintain gold production during the quarter under review. The “settling in” at various points in the Ergo circuit throughout the quarter – with new reclamation sites coming on stream and the ongoing integration of the remaining
Crown operations into the Ergo circuit through the new Crown/Ergo pipeline - went better than anticipated. We experienced less volatility in volume ﬂow than expected and production was stable.
It is also pleasing to report that the quarter was fatality-free, and at Ergo no accidents resulting in injury occurred.
Another highlight for us was the transfer of our United States (“US”) listing from NASDAQ to the New York Stock Exchange (“NYSE”). In so doing, we look forward to leveraging the NYSE’s considerable knowledge and experience of the US investing community to create a better understanding of DRDGOLD’s investment proposition, resulting in more active participation in our ADR programme and thus, appreciation in its value.
Production
Q2 2012 v Q1 2012
Total gold production was virtually unchanged at 63 659oz, a 2% increase in production at Blyvoor offsetting a 2% decline in production at Ergo.
Q2 2012 v Q2 2011
Total gold production was down from the 69 446oz attained in the comparable quarter of FY2011, the reasons for which are described below.
Financial
Q2 2012 v Q1 2012
After accounting for cash operating unit costs, 2% lower at R292 988/kg, net proﬁt was approximately double at R165.1 million, as a consequence of an 11% increase in the average Rand gold price received to R437 316/
kg. Headline earnings per share were 65% higher at 33 South African cents.
Q2 2012 v Q2 2011
Net proﬁt was almost 300% up from R41.7 million in the comparable quarter of FY2011, with operations taking full beneﬁt of the considerable rise in the gold price. Headline earnings per share were up 267% from nine
South African cents per share.
Detailed operational review
Continuing operations (Ergo)
Q2 2012 v Q1 2012
Gold production was 2% lower at 33 983oz, reﬂecting both downtime during the quarter at the Knights Plant and a slight drop in the average yield. Unscheduled maintenance and repairs to a thickener interrupted production at Knights for approximately 14 days. Throughput was stable at 5 234 000t.
Cash operating unit costs were 1% higher at R263 569/kg due to lower gold production. Cash operating proﬁt rose by 21% to R188.7 million.
As the Crown/Ergo pipeline neared completion, capital investment declined by 21% to R45.7 million.
Q2 2012 v Q2 2011
Gold production for the quarter under review was 33 983oz compared with 36 845oz for the comparable quarter in FY2011. This was mainly as a consequence of a drop in yield from the higher-volume slimes dams we are now targeting. Our aim is to increasingly offset lower grade with higher volumes. Throughput was 9% higher at 5 234 000t (Q2 2011:
4 793 000t).
Cash operating unit costs were higher at R263 569/kg, up from
R206 866/kg in Q2 2011. This was as a consequence of the lower ounces produced and the increase in tonnage. Operating proﬁt was 73% higher at
R188.7 million (Q2 2011: R109.3 million).
The DRDGOLD Board approved the go-ahead of the Ergo ﬁne-grind circuit.
Discontinued operation – Blyvooruitzicht Gold Mining
Company Limited (“Blyvoor”)
Q2 2012 v Q1 2012
Total gold production was 2% higher at 29 676oz due to a 7% increase in gold production from underground to 23 117oz.
Higher underground gold production resulted from an improvement of
4% in underground throughput to 191 000t and maintainenance of the underground yield at 3.76g/t.
Gold production from surface sources was lower at 6 559oz, reﬂecting a
17% decline in the average surface yield to 0.25g/t. Surface throughput was 2% higher at 801 000t. The lower average surface yield resulted both from diminishing recovery of higher-grade material from clean-up operations and from the lower yields of the No 4 and 5 Dams, both of which are nearing depletion.
Total cash operating unit costs were 5% lower at R326 677/kg. Surface cash operating unit costs increased by 18% to R156 113/kg. Underground cash operating unit costs were 10% lower at R375 071/kg, reﬂecting the increase in underground gold production. Cash operating proﬁt was 114%
higher at R98.6 million, a consequence of both improved total production and the higher average Rand gold price received.
Capital expenditure doubled to R33.2 million. This signals a return to normal capex levels following the lifting of the business rescue process, during which time capital expenditure was curtailed. Most capex during the quarter was directed towards opening up and development.
Q2 2012 v Q2 2011
Total gold production in the quarter under review was 9% lower than the 32 601oz attained in the comparable quarter of FY2011. The primary contributors to this are declines in both the average underground yield and the average surface yield, the former by 9%, from 3.76g/t, and the latter by 24% from 0.25g/t.
Total cash operating unit costs rose by 28% to R326 677/kg. Underground cash operating costs increased by 25% to R375 071/kg and surface cash operating costs by 35% to R115 532/kg.
Cash operating proﬁt rose by 133% from R42.2 million to R98.6 million.
Capital investment increased by 54%, from R21.6 million to R33.2 million.
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June
2011, which we ﬁled with the United States Securities and Exchange Commission on 28 October 2011 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD’s auditors.
DRDGOLD LIMITED
Shareholder Report 2011

DRDGOLD LIMITED
Shareholder Report 2011

Curtailment of production from Blyvoor’s low-grade
4 and 6 Shafts
Blyvoor’s number 5 shaft responded well to measures decided during the business rescue process. However, number 4 and 6 shafts – used mainly for underground water pumping – did not, and were unable to reverse the progressive worsening of recovery grades recorded from approximately
April 2011. Both are still signiﬁcantly below cut-off recovery grade.
Therefore, DRDGOLD announced last week that the Blyvoor Board of Directors had resolved to discontinue mining operations at the two shafts. Blyvoor has given notice in terms of Section 189 (3) of the Labour
Relations Act to organised labour to enter a 60-day consultation process regarding this.
Disposal of shares and claims in Blyvoor
to Village
Yesterday DRDGOLD announced that it has entered into a sale of shares and claims agreement with Village Main Reef Limited (“Village”) in respect of DRDGOLD’s 74% interest in Blyvoor.
This follows an announcement on 8 November 2011, advising that
DRDGOLD had received and accepted a non-binding expression of interest
(“EOI”) from Village in terms of which Village had expressed an interest in acquiring DRDGOLD’s entire interest in Blyvoor.
In terms of the agreement announced yesterday, DRDGOLD has agreed to sell to Village its entire shareholding in Blyvoor and its working capital and shareholder loan claims against Blyvoor.
The purchase consideration will be settled by Village through the issue of 85 714 286 new ordinary shares in Village. The current value of the consideration shares, calculated with reference to the 30 day volume weighted average price (“VWAP”) per Village share up until and including
Friday, 10 February 2012, is approximately R192 million.
The sale is conditional on:
•   the conclusion of the sale to Blyvoor by AngloGold Ashanti Limited
    (“AGA”) of a portion of AGA’s Savuka Mine, to the satisfaction of Village, by 30 May 2012;
•   its approval – or conditional approval on terms acceptable to DRDGOLD and Village – by the South African Competition Authorities;
  •   conversion by the Department of Mineral Resources (“DMR”) of Blyvoor’s
old order mining right to a new order mining right by the second anniversary of the signing the sale of shares and claims agreement; and
•   approval on terms acceptable to DRDGOLD and Village – by the DMR of the transfer of DRDGOLD’s interest in Blyvoor to Village in terms of
Section 11 of the Mineral and Petroleum Resources Development Act
(“MPRDA”).
Zimbabwe
During the quarter, the focus remained on drilling at the KT Target at
Gweru and interpreting additional geochem reports in respect of the Leny,
Ascot and John Bull prospects at Norton. Follow-up geochem surveys on a smaller grid, together with trenching, will now follow.
Looking ahead
Crown/Ergo Integration – Over the next few months, we intend to fully bed down the Crown/Ergo integration, and get to work on optimising the output of these circuits. We expect that we can now leverage the considerable competitive advantage offered by our extensive resource, plant infrastructure and strategic surface holdings in order to grow our 11 million-ounce surface resource even further and thus extend the life of Ergo.
Fine-Grind Circuit – The DRDGOLD Board of Directors has given the go-ahead for the incorporation of a ﬂotation and ﬁne-grind circuit into Ergo’s Brakpan plant. Simply stated, ﬂotation will separate from the total feed to the Brakpan plant the higher fraction pyrite particles in which more than 40% of the gold which does not respond to our metallurgical process is embedded. This material, a concentrate of roughly 4% of total run of mine, is then ﬁne-ground to liberate between 16-20% more gold. The total cost of refurbishing the existing Ergo ﬂotation plant and constructing the ﬁne-grind section is an estimated R250 million. The business case for this improvement is compelling.
East Rand Exploration – We expect a Competent Person’s Report on the ERPM extension 1 and 2 prospect to be completed by the end of February 2011. The board has now also resolved to develop this resource further through additional drilling to take it to the South
African Code for Reporting of Exploration Results, Mineral Resources
and Mineral Reserves (SAMREC) – and Joint Ore Reserves Committee
(JORC) – compliant level of conﬁdence. In order to create more market awareness of the potential of the resource, we will decide the appropriate commercial model for it, with the possibility of creating a separate investment opportunity for investors.
Niël Pretorius
– Chief Executive Ofﬁcer
14 February 2012
The condensed consolidated ﬁnancial statements are prepared in accordance with the recognition and measurement principles of International Financial
Reporting Standards (“IFRS”) and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim Financial
Reporting applied to interim reporting, and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice
(AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual ﬁnancial statements for the year ended 30 June 2011.
CONDENSED CONSOLIDATED
Quarter
Quarter
Quarter          6 months to            6 months to            6 months to
Statement of comprehensive income
Dec 2011
Sep 2011
Dec 2010         31 Dec 2011           31 Dec 2010
30 Jun 2011
Rm
Rm Rm Rm Rm Rm
Notes
Unaudited
Unaudited Unaudited Unaudited Unaudited Unaudited
Continuing operations
Gold and silver revenue
462.8
449.6 348.2
912.4
674.8 704.6
Net operating costs
(274.1)
(293.1) (238.8)
(567.2)
(499.5) (473.0)
Cash operating costs
(278.6)
(279.7) (237.0)
(558.3)
(486.7) (494.0)
Movement in gold in process
4.5
(13.4) (1.8)
(8.9)
(12.8) 21.0
Operating proﬁt
188.7
156.5 109.4
345.2
175.3 231.6
Depreciation
(30.6)
(27.2) (27.0)
(57.8)
(46.5) (50.0)
Movement in provision for environmental
rehabilitation
(6.0)
(7.1) (4.5)
(13.1)
(9.0) (37.9)
Retrenchment costs
–
– –
–
(0.4) (0.4)
Net operating proﬁt
152.1
122.2 77.9
274.3
119.4 143.3

DRDGOLD LIMITED Shareholder Report 2011

CONDENSED CONSOLIDATED
Quarter
Quarter
Quarter    6 months to    6 months to    6 months to
Statement of comprehensive income
Dec 2011
Sep 2011
Dec 2010   31 Dec 2011    31 Dec 2010
30 Jun 2011
Rm
Rm Rm Rm Rm Rm
Notes
Unaudited
Unaudited Unaudited Unaudited Unaudited Unaudited
Reversal of impairments
–
– –
–
– 30.9
Environmental rehabilitation costs
(9.3)
(14.5) 0.3
(23.8)
0.6 0.9
Corporate, administration and other expenses
(31.1)
(21.5) (24.9)
(52.6)
(50.7) (81.3)
Share-based payments
(1.3)
(0.4) (1.2)
(1.7)
(1.8) (1.7)
Net (loss)/proﬁt on ﬁnancial liabilities
measured at amortised cost
(6.8)
(0.3) (1.0)
(7.1)
(12.7) 2.5
(Loss)/proﬁt on disposal of assets
–
– (2.7)
–
1.7 1.6
Finance income
5.4
5.4 7.8
10.8
12.5 10.7
Finance expenses
(1.5)
(4.5) (6.4)
(6.0)
(9.6) (2.9)
Proﬁt before taxation
107.5
86.4 49.8
193.9
59.4 104.0
Income tax
(8.6)
(5.8) (2.1)
(14.4)
(5.7) (0.6)
Deferred tax
(25.8)
(34.6) (25.6)
(60.4)
(31.7) 8.3
Proﬁt after taxation
73.1
46.0 22.1
119.1
22.0 111.7
Discontinued operations
Proﬁt for the period from discontinued
operations
1
92.0
37.1 19.6
129.1
11.4 18.1
Impairments from discontinued operations
–
– –
–
– (578.6)
Net proﬁt/(loss) for the period
165.1
83.1 41.7
248.2
33.4 (448.8)
Attributable to:
Equity owners of the parent
125.3
75.4 31.6
200.7
31.9 (319.8)
Non-controlling interest
39.8
7.7 10.1
47.5
1.5 (129.0)
165.1
83.1 41.7
248.2
33.4 (448.8)
Other comprehensive income
Foreign exchange translation
(0.6)
(2.6) –
(3.2)
– 0.8
Mark-to-market of available-for-sale
investments
–
– –
–
– 0.3
Total comprehensive income/(loss)
for the period
164.5
80.5 41.7
245.0
33.4 (447.7)
Attributable to:
Equity owners of the parent
124.7
72.8 31.6
197.5
31.9 (318.8)
Non-controlling interest
39.8
7.7 10.1
47.5
1.5 (128.9)
164.5
80.5 41.7
245.0
33.4 (447.7)
Reconciliation of headline earnings
Net proﬁt/(loss)
125.3
75.4 31.6
200.7
31.9 (319.8)
Adjusted for:
– Impairments
–
– –
–
– 547.7
– Loss/(proﬁt) on disposal of assets
–
– 2.7
–
(1.7) (1.6)
– Non-controlling interest in headline
earnings adjustment
–
– (0.7)
–
0.4 (149.2)
Headline earnings
125.3
75.4 33.6
200.7
30.6 77.1
Headline earnings per share-cents
– From continuing operations
15
12 5
27
6 17
– From total operations
33
20 9
52
8 20
Basic earnings/(loss) per share-cents
– From continuing operations
15
12 4
27
6 25
– From total operations
33
20 8
52
8 (83)
Diluted headline earnings per share-cents
33
20 9
52
8 20
Diluted basic earnings/(loss) per share-cents
33
20 8
52
8 (83)
Calculated on the weighted average ordinary
shares issued of:
385 173 763   384 884 379  384 884 379  385 029 071    384 884 379
384 884 379

DRDGOLD LIMITED Shareholder Report 2011
CONDENSED CONSOLIDATED
As at
As at
As at
As at
Statement of ﬁnancial position
31 Dec 2011
30 Sep 2011   31 Dec 2010
30 Jun 2011
Rm
Rm
Rm
Rm
Notes
Unaudited
Unaudited
Unaudited
Reviewed
Assets
Non-current assets
1 731.4
1 817.4
2 212.9
1 778.6
Property, plant and equipment
1 570.4
1 599.0
1 939.0
1 550.1
Non-current investments and other assets
10.8
25.1
24.8
25.1
Environmental rehabilitation trust funds
103.4
136.0
131.1
134.2
Deferred tax asset
46.8
57.3
118.0
69.2
Current assets
716.8
599.8
446.4
510.0
Inventories
89.7
115.1
101.2
122.9
Trade and other receivables
92.0
190.8
96.5
128.0
Cash and cash equivalents
320.9
293.9
233.7
259.1
Assets classiﬁed as held-for-sale
1
214.2
–
15.0
–
Total assets
2 448.2
2 417.2
2 659.3
2 288.6
Equity and liabilities
Equity
1 439.0
1 271.2
1 665.5
1 219.2
Equity of the owners of the parent
1 419.6
1 291.6
1 564.7
1 247.3
Non-controlling interest
19.4
(20.4)
100.8
(28.1)
Non-current liabilities
622.5
689.5
705.5
659.4
Loans and borrowings
2
–
40.0
71.9
40.4
Post-retirement and other employee beneﬁts
5.8
6.4
13.8
6.3
Provision for environmental rehabilitation
456.2
497.8
438.4
490.2
Deferred tax liability
160.5
145.3
181.4
122.5
Current liabilities
386.7
456.5
288.3
410.0
Trade and other payables
209.1
375.8
209.8
330.7
Loans and borrowings
2
30.5
80.7
78.5
79.3
Liabilities classiﬁed as held-for-sale
1
147.1
–
–
–
Total equity and liabilities
2 448.2
2 417.2
2 659.3
2 288.6
CONDENSED CONSOLIDATED
Quarter
Quarter
Quarter
6 months to   6 months to   6 months to
Statement of changes in equity
Dec 2011
Sep 2011
Dec 2010   31 Dec 2011  31 Dec 2010
30 Jun 2011
Rm
Rm
Rm
Rm
Rm
Rm
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Balance at the beginning of the period
1 271.2
1 219.2
1 622.6
1 219.2
1 649.9
1 665.5
Share capital issued
1.8
–
–
1.8
(0.4)
(0.3)
– for share options exercised
1.8
–
–
1.8
–
–
– for costs
–
–
–
–
(0.4)
(0.3)
Increase in share-based payment reserve
1.5
0.4
1.2
1.9
1.8
1.7
Net proﬁt/(loss) attributable to equity owners of the parent
125.3
75.4
31.6
200.7
31.9
(319.8)
Net proﬁt/(loss) attributable to non-controlling interest
39.8
7.7
10.1
47.5
1.5
(129.0)
Dividends paid on ordinary share capital
–
(28.9)
–
(28.9)
(19.2)
–
Other comprehensive income
(0.6)
(2.6)
–
(3.2)
–
1.1
Balance as at the end of the period
1 439.0
1 271.2
1 665.5
1 439.0
1 665.5
1 219.2

DRDGOLD LIMITED Shareholder Report 2011

CONDENSED CONSOLIDATED
Quarter
Quarter
Quarter
6 months to
6 months to
6 months to
Statement of cash ﬂows
Dec 2011
Sep 2011
Dec 2010   31 Dec 2011   31 Dec 2010
30 Jun 2011
Rm
Rm Rm
Rm
Rm Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited Unaudited
Net cash inﬂow from operations
243.9
117.9 78.6
361.8
100.5 223.4
Net cash outﬂow from investing activities
(89.2)
(83.1) (80.3)
(172.3)
(135.3) (199.8)
Net cash (out)/inﬂow from ﬁnancing activities
(119.4)
– 88.8
(119.4)
80.3 1.0
Loans and other
(73.3)
– 108.0
(73.3)
131.2 1.0
Dividends paid to owners of the parent
(28.9)
– (19.2)
(28.9)
(19.2) –
Dividends paid to non-controlling interest holders
(17.2)
– –
(17.2)
(31.7) –
Increase in cash and cash equivalents
35.3
34.8 87.1
70.1
45.5 24.6
Translation adjustment
–
– –
–
– 0.8
Opening cash and cash equivalents
293.9
259.1 146.6
259.1
188.2 233.7
Closing cash and cash equivalents
329.2
293.9 233.7
329.2
233.7 259.1
Cash classiﬁed as assets held for sale included in the
closing balance
8.3
– –
8.3
– –
Reconciliation of net cash inﬂow from operations
Proﬁt before taxation
107.5
86.4 49.8
193.9
59.4 104.0
Proﬁt/(loss) from discontinued operations
92.0
37.1 28.3
129.1
15.7 (562.3)
199.5
123.5 78.1
323.0
75.1 (458.3)
Adjusted for:
Movement in gold in process
(1.5)
14.9 8.3
13.4
41.8 (26.2)
Depreciation and impairment
31.7
27.8 35.7
59.5
63.3 615.3
Movement in provision for environmental rehabilitation
4.6
7.3 4.7
11.9
9.5 43.1
Share-based payments
1.5
0.4 1.2
1.9
1.8 1.7
Loss/(proﬁt) on ﬁnancial liabilities measured at amortised cost
6.8
0.3 1.9
7.1
14.5 (31.6)
(Proﬁt)/loss on disposal of assets
–
– 2.7
–
(1.7) (1.6)
Finance expense and unwinding of provisions
2.9
2.7 3.0
5.6
6.0 3.4
Growth in Environmental Trust Funds
(1.9)
(1.7) (1.9)
(3.6)
(3.9) (4.5)
Other non-cash items
(1.2)
(1.7) 0.3
(2.9)
(1.1) (13.2)
Taxation paid
(8.5)
– (5.8)
(8.5)
(5.8) (0.4)
Working capital changes
10.0
(55.6) (49.6)
(45.6)
(99.0) 95.7
Net cash inﬂow from operations
243.9
117.9 78.6
361.8
100.5 223.4
Notes to the ﬁnancial statements
1. Discontinued operations and assets classiﬁed as held for sale
On 8 November 2011, DRDGOLD announced the acceptance of an EOI from Village for the acquisition of DRDGOLD’s entire interest in and claims against
Blyvoor for R1 and 85 714 286 new ordinary shares of Village which closed on R2.16 per share on Friday 10 February 2012.
Quarter
Quarter
Quarter
6 months to   6 months to   6 months to
Results of discontinued operation
Dec 2011
Sep 2011
Dec 2010  31 Dec 2011   31 Dec 2010
30 Jun 2011
Rm
Rm Rm
Rm
Rm Rm
Unaudited
Unaudited Unaudited
Unaudited
Unaudited Unaudited
Gold and silver revenue
403.1
356.6 307.4
759.7
604.4 581.5
Net operating costs
(304.5)
(310.6) (265.3)
(615.1)
(558.8) (557.0)
Operating proﬁt
98.6
46.0
42.1
144.6
45.6
24.5
Depreciation
(1.1)
(0.6) (8.7)
(1.7)
(16.8) (17.6)
Movement in provision for environmental rehabilitation
1.4
(0.2) (0.2)
1.2
(0.5) (5.2)
Net operating proﬁt
98.9
45.2 33.2
144.1
28.3 1.7
Impairments
–
– –
–
– (578.6)
Other costs
(6.9)
(8.1) (4.9)
(15.0)
(12.6) 14.6
Proﬁt/(loss) before taxation
92.0
37.1 28.3
129.1
15.7 (562.3)
Taxation
–
– (8.7)
–
(4.3) 1.8
Proﬁt/(loss) after taxation
92.0
37.1 19.6
129.1
11.4 (560.5)
Cash ﬂow from/(used in) discontinued operations
Net cash generated by operating activities
93.7
20.9 38.9
114.6
46.5 17.7
Net cash used in investing activities
(33.2)
(16.6) (21.6)
(49.8)
(40.7) (53.6)
Net cash from ﬁnancing activities
–
– –
–
– –
Net cash from/(used) for the period
60.5
4.3
17.3
64.8
5.8
(35.9)

DRDGOLD LIMITED Shareholder Report 2011
2. Loans and borrowings
Included in loans and borrowings is a R500 million Domestic Medium Term Note Programme (“DMTN Programme”) under which DRDGOLD may from time to time issue notes. R108 million was issued on 1 October 2010, consisting of R78 million and R30 million respectively, under the DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance
Rate plus a margin ranging from 4% to 5% per annum. The DMTN Programme is unsecured. During the quarter under review DRDGOLD repaid the amount of R78 million.
KEY OPERATING AND FINANCIAL RESULTS
(Unaudited)
Metric
Imperial
Metric
Continuing
operations
Discontinued
operations*
Total
operations
Continuing
operations
Discontinued
operations*
Total
operations
Ore milled (t’000) Underground
Dec 2011 Qtr
–
191
191
–
210
210
Sep 2011 Qtr
–
184
184 – 203 203
Dec 2011 Ytd
–
375
375
–
413 413
Surface
Dec 2011 Qtr
5 234
801
6 035
5 769
883
6 652
Sep 2011 Qtr 5 231 783 6 014 5 764 863 6 629
Dec 2011 Ytd 10 465 1 584 12 049 11 533 1 746 13 281
Total
Dec 2011 Qtr
5 234
992
6 226
5 769
1 093
6 862
Sep 2011 Qtr 5 231 967 6 198 5 764 1 066 6 832
Dec 2011 Ytd 10 465 1 959 12 424 11 533 2 159 13 694
Yield (g/t) (oz/t) Underground
Dec 2011 Qtr
–
3.76
3.76
–
0.110
0.110
Sep 2011 Qtr – 3.64 3.64 – 0.106 0.106
Dec 2011 Ytd
–
3.70 3.70
–
0.108 0.108
Surface
Dec 2011 Qtr
0.20
0.25
0.21
0.006
0.007
0.006
Sep 2011 Qtr 0.21 0.30 0.22 0.006 0.009 0.006
Dec 2011 Ytd 0.20 0.28 0.21 0.006 0.008 0.006
Total
Dec 2011 Qtr
0.20
0.93
0.32
0.006
0.027
0.009
Sep 2011 Qtr 0.21 0.93 0.32 0.006 0.027 0.009
Dec 2011 Ytd 0.20 0.93 0.32 0.006 0.027 0.009
Gold produced (kg)/(oz) Underground
Dec 2011 Qtr
–
719
719
–
23 117
23 117
Sep 2011 Qtr – 669 669 – 21 509 21 509
Dec 2011 Ytd – 1 388 1 388 – 44 626 44 626
Surface
Dec 2011 Qtr
1 057
204
1 261
33 983
6 559
40 542
Sep 2011 Qtr 1 075 233 1 308 34 562 7 491 42 053
Dec 2011 Ytd 2 132 437 2 569 68 545 14 050 82 595
Total
Dec 2011 Qtr
1 057
923
1 980
33 983
29 676
63 659
Sep 2011 Qtr 1 075 902 1 977 34 562 29 000 63 562
Dec 2011 Ytd 2 132 1 825 3 957 68 545 58 676 127 221
Cash operating costs Underground
Dec 2011 Qtr
–
375 071
375 071
–
1 429
1 429
(ZAR/kg) (US$/oz) Sep 2011 Qtr – 415 913 415 913 – 1 823 1 823
Dec 2011 Ytd – 394 756 394 756 – 1 619 1 619
Surface
Dec 2011 Qtr
263 569
156 113
246 186
1 010
597
940
Sep 2011 Qtr 260 189 132 262 237 401 1 141 580 1 041
Dec 2011 Ytd 261 864 143 396 241 713 1 076 588 991
Total
Dec 2011 Qtr
263 569
326 677
292 988
1 010
1 245
1 118
Sep 2011 Qtr 260 189 342 642 297 808 1 141 1 502 1 305
Dec 2011 Ytd 261 864 334 568 295 396 1 076 1 372 1 211
Cash operating costs Underground
Dec 2011 Qtr
–
1 412
1 412
–
157
157
(ZAR/t) (US$/t) Sep 2011 Qtr – 1 512 1 512 – 193 193
Dec 2011 Ytd – 1 461 1 461 – 175 175
Surface
Dec 2011 Qtr
53
40
51
6
4
6
Sep 2011 Qtr 53 39 52 7 5 7
Dec 2011 Ytd 53 40 52 6 5 6
Total
Dec 2011 Qtr
53
304
93
6
34
10
Sep 2011 Qtr 53 320 95 7 41 12
Dec 2011 Ytd 53 312 94 6 37 11
Gold and silver revenue
Dec 2011 Qtr
462.8
403.1
865.9
57.1
49.9
107.2
(ZAR million) (US$ million) Sep 2011 Qtr 449.6 356.6 806.2 63.3 50.2 113.4
Dec 2011 Ytd 912.4 759.7 1 672.1 120.4 100.1 220.6
Operating proﬁt
Dec 2011 Qtr
188.7
98.6
287.3
23.4
12.6
36.0
(ZAR million) (US$ million) Sep 2011 Qtr 156.5 46.0 202.5 22.0 6.5 28.5
Dec 2011 Ytd 345.2 144.6 489.8 45.4 19.1 64.5
Capital expenditure
Dec 2011 Qtr
51.2
33.2
84.4
7.3
4.2
11.5
(ZAR million) (US$ million) Sep 2011 Qtr 61.3 16.6 77.9 7.6 2.3 9.9
Dec 2011 Ytd 112.5 49.8 162.3 14.9 6.5 21.4
* Discontinued operations represent Blyvoor.

DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief Executive Ofﬁcer),
CC Barnes (Chief Financial Ofﬁcer)
Independent non-executives: GC Campbell* (Non-Executive Chairman),
RP Hume, EA Jeneker, J Turk** • Company Secretary: TJ Gwebu
FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:
Tel:  +27 (0)11 470 2600   Fax: +27 (0)11 470 2618
Web: http://www.drdgold.com
Quadrum Ofﬁce Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa
CASH OPERATING COSTS RECONCILIATION
R000 unless otherwise stated
Continuing
operations
Discontinued
operations*
Total
operations
Total cash costs
Dec 2011 Qtr
305 009
311 802
629 403
Sep 2011 Qtr
369 301
318 244
650 536
Dec 2011 Ytd
674 310
630 046
1279 939
Movement in gold in process
Dec 2011 Qtr
4 577
(3 041)
1 536
Sep 2011 Qtr
(13 427)
(1 489)
(14 916)
Dec 2011 Ytd
(8 850)
(4 530)
(13 380)
Less: Assessment rates, rehabilitation and other
Dec 2011 Qtr
21 966
2 533
26 361
Sep 2011 Qtr
67 129
3 023
31 013
Dec 2011 Ytd
89 095
5 556
57 374
Less: Corporate and general administration costs
Dec 2011 Qtr
9 028
4 705
24 462
Sep 2011 Qtr
9 042
4 669
15 840
Dec 2011 Ytd
18 070
9 374
40 302
Cash operating costs
Dec 2011 Qtr
278 592
301 523
580 116
Sep 2011 Qtr
279 703
309 063
588 767
Dec 2011 Ytd
558 295
610 586
1168 883
Gold produced (kg)
Dec 2011 Qtr
1 057
923
1 980
Sep 2011 Qtr
1 075
902
1 977
Dec 2011 Ytd
2 132
1 825
3 957
Total cash operating costs (R/kg)
Dec 2011 Qtr
263 569
326 677
292 988
Sep 2011 Qtr
260 189
342 642
297 808
Dec 2011 Ytd
261 864
334 568
295 396
Total cash operating costs (US$/oz)
Dec 2011 Qtr
1 010
1 245
1 118
Sep 2011 Qtr
1 141
1 502
1 305
Dec 2011 Ytd
1 076
1 372
1 211
* Discontinued operations represent Blyvoor.